UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               Conolog Corporation
                -------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                -------------------------------------------------
                         (Title of Class of Securities)



                                    208254862
                                   ----------
                                 (CUSIP Number)

                                  Robert Benou
                                 5 Columbia Road
                  Somerville, New Jersey 08876 - (908) 722-8081
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 6, 2011
                                 ---------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on filer eporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Robert Benou ###-##-####
- ------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)  [ ]
                                                            (b)  [ ]
- ------------------------------------------------------------------------------
3        SEC USE ONLY

- ------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO
- ------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): [ ]
- ------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA
- ------------------------------------------------------------------------------
7        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         SOLE VOTING POWER
                    704,443
- ------------------------------------------------------------------------------
8        SHARED VOTING POWER

                  -0-
- ------------------------------------------------------------------------------
9        SOLE DISPOSITIVE POWER


                    704,443
- ------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

                  -0-
- ------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               704,443
- ------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*  [ ]
- ------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.85%(1)
- ------------------------------------------------------------------------------

- ----------
(1) Based on the Company having 12,030,592 shares of its Common Stock issued and outstanding (excluding shares held in Treasury) on January 19, 2011

14       TYPE OF REPORTING PERSON*

                  IN
- ------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Schedule 13D relates to shares of the common stock, $.01 par value per share, of Conolog Corporation, a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 5 Columbia Road, Somerville, New Jersey 08876.

Item 2.  Identity and Background

         (a) Robert Benou

         (b) Mr. Benou's business address is 5 Columbia Road, Somerville, New Jersey 08876.

         (c) Mr. Benou is Chairman, Chief Executive Officer and Chief Financial Officer of the Company.

         (d-e) During the last five years, Mr. Benou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Benou is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         On January 6, 2011, Mr. Benou purchased 277,777 shares of common stock from the Company.

Item 4.  Purpose of Transaction

         See Item 3.


Item 5.  Interest in Securities of the Issuer.

         (a)-(b) Mr. Benou is the beneficial owner of 704,443 shares of the Company's Common Stock. This represents 5.85% of the Company's issued and outstanding shares.

Item 6. Contracts, Arrangements, Understandings on Relationships with Respect to Securities of the Issuer.

         None.

Item 7.  Materials to be Filed as Exhibits

         None.

                                   SIGNATURES

After reasonable inquiry, and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                            /s/ Robert Benou
                                                                ------------
                                                                Robert Benou

January 24, 2011